UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR
☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to
Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Leidos, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Leidos Holdings, Inc.
1750 Presidents Street
Reston, VA 20190

LEIDOS, INC. RETIREMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022	11
EXHIBIT INDEX
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	14

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee, Plan Administrator and Plan Participants
Leidos, Inc. Retirement Plan
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Leidos, Inc. Retirement Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan's auditor since 2016.

Augusta, Georgia
June 28, 2023

LEIDOS, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
	(in thousands)
ASSETS:
Investments:
Investment in Leidos, Inc. Master Trust at fair value	$8,019,757	$9,452,822
Investment in Leidos, Inc. Master Trust at contract value	582,851	513,617
Total investments	8,602,608	9,966,439
Receivables:
Notes receivable from participants	64,105	62,321
Interest and dividends receivable	—	268
Total receivables	64,105	62,589
NET ASSETS AVAILABLE FOR BENEFITS	$8,666,713	$10,029,028

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
	(in thousands)
ADDITIONS:
Investment (loss) income:
Plan interest in Leidos, Inc. Master Trust	$(1,477,570)	$1,003,906

Interest income on notes receivable from participants	2,990	2,973
Contributions:
Participants	314,137	288,738
Employer	132,054	119,520
Employee rollovers	64,573	111,348
Total contributions	510,764	519,606
Total (loss) income and contributions	(963,816)	1,526,485

DEDUCTIONS:
Distributions paid to participants	610,836	659,503
Administrative expenses	2,710	3,023
Total deductions	613,546	662,526

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,577,362)	863,959
PLAN TO PLAN TRANSFERS IN (NOTE 1)	215,047
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,029,028	9,165,069
End of year	$8,666,713	$10,029,028

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1.DESCRIPTION OF THE PLAN

The following brief description of the Leidos, Inc. Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document amended and restated as of December 1, 2022 for more complete information regarding the Plan. Within these financial statements, Leidos, Inc. (the “Company”) refers to the sponsoring employer, and Leidos Holdings, Inc. (“Leidos”) refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Contributions to the Plan from participants and the Company are held in a qualified retirement trust fund. The Leidos, Inc. Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2022 and 2021, the Plan held an interest in the Leidos, Inc. Master Trust (“Master Trust”).

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 90% of their eligible compensation, as defined, to the Plan, subject to statutory limitations. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Certain participants within their collective bargaining agreement with the Company may make an additional elective contribution that is deducted from their Cash or Deferral Agreement. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the Leidos Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Plan Transfers—The Company completed the acquisition of Gibbs & Cox, Inc. on May 7, 2021. The acquisition required the termination of the Gibbs & Cox, Inc. 401(k) Plan. Participants were given the option to rollover their account balances into the Plan or liquidate their account balances and receive cash or rollover distributions to other qualified plans by July 30, 2021, or as soon as administratively feasible. All transferred amounts are included in employee rollovers on the statement of changes in net assets available for benefits for the year ended December 31, 2021.

The Company completed the acquisition of the 1901 Group, LLC ("1901 Group") on January 14, 2021. Assets of the 1901 Group 401(k) Plan ("1901 Group Plan") totaling $13,525,000, were transferred into the Plan on January 3, 2022. Participants of the 1901 Group Plan who were employed with 1901 Group as of December 31, 2021, were immediately eligible to participate in the Plan on or after January 1, 2022.

The Company completed the acquisition of Dynetics, Inc. ("Dynetics") on January 31, 2020. Assets of the Dynetics 401(k) Plan and the Dynetics Savings Plan (collectively referred to as the "Dynetics Plans") were transferred into the Plan in-kind on December 30, 2022, for $201,522,000 with the remaining $560,457,000 of net assets, including notes receivable from participants of $3,200,000, transferred on January 10, 2023. Participants of the Dynetics Plans who were employed with Dynetics as of January 2, 2023 were immediately eligible to participate in the Plan on or after January 3, 2023.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, non-elective contributions, and ESOP contributions. Eligible participants may receive Company matching 401(k) contributions based on a maximum match percentage of 100%, depending on fringe level, of the first 5% of eligible compensation contributed to the Plan (up to a maximum match percentage of 5%), which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the years ended December 31, 2022 and 2021. Company contributions to the Plan for the years ended December 31, 2022 and 2021 were made in cash and transfers from the forfeiture account.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 25% for each of the first two calendar years during which the participant works at least 850 hours and become fully vested after the participant completes three years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested when they take a full distribution or after five one-year breaks in service. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatement due to military leave, to increase profit sharing contributions, or to pay Plan expenses. During the years ended December 31, 2022 and 2021, the Company applied forfeited non-vested amounts of approximately $3,875,000 and $3,997,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2022 and 2021, forfeited non-vested accounts available for application by the Company totaled approximately $512,000 and $463,000, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. The loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Principal and interest are collected ratably through payroll deductions or through direct payments from terminated employees who have loans. Delinquent loans are reclassified as distributions based upon the terms of the Plan. As of December 31, 2022, outstanding loans bear interest at rates ranging from 4.25% to 9.25%, and have maturities from January 2023 through October 2052.

Distributions to Participants—For vested account balances less than or equal to $1,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For balances over $1,000 and less than or equal to $5,000, participants have an opportunity to elect a cash distribution or a rollover to another eligible plan within 12 calendar months following termination. Otherwise, the balance will automatically be rolled over to a Vanguard IRA. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 of their rollover account, after-tax account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive unlimited distributions in any given plan year, of all or a portion of their account balance.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law. Qualified individuals were those diagnosed with coronavirus ("COVID-19") or had a spouse or dependent who had been diagnosed, or who experienced “adverse financial consequences” as a result of a quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of child care, or other factors due to the COVID-19 pandemic.

The Plan elected to adopt the provisions of the CARES Act. Section 2202(a) of the CARES Act which allows for qualified individuals to take up to $100,000 in coronavirus-related distributions with repayment terms of up to three years. Participants were able to request coronavirus-related distributions under the CARES Act from May 12, 2020 to December 31, 2020. The distributions without tax withholding made during 2020 may be returned to the Plan within three years, or if not returned, will be subject to ordinary taxation. Qualified individuals could also request a delay of note receivable repayments for repayments that occurred between May 12, 2020 and December 31, 2020.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 10, 2015, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the March 10, 2015 letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s trustee and record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $2,710,000 and $3,023,000 for the years ended December 31, 2022 and 2021, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2022 and December 31, 2021. Members of the Company’s Retirement Plans Committee also participate in the Plan. The Company pays directly any other fees related to the Plan’s operation. In addition, TD Ameritrade is the custodian of selected assets, and therefore, these transactions represent exempt party-in-interest transactions.

At December 31, 2022 and 2021, Leidos Holdings, Inc. common stock held by the Master Trust were:

	2022	2021
	(in thousands)
Number of Shares	6,462	6,804
Cost Basis	$287,445	$290,635
Fair Value	$679,857	$602,338

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Investment Valuation and Income Recognition—Investments are held by the Leidos, Inc. Master Trust as of December 31, 2022 and 2021. The valuation and income recognition policies are as follows:

Investment in Master Trust—Primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Master Trust invests in a Stable Value Fund which holds synthetic guaranteed investment contracts ("GICs") that are reported at contract value. The synthetic GICs simulate the performance of guaranteed investment contracts through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments which include intermediate bond funds and money market funds. Contract value is the relevant measurement attributable to a GIC because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As of December 31, 2022, the Master Trust held investments in Mutual Funds, Common Stock, a Self-Directed Brokerage Fund, a Separately Managed Account, Collective Trusts, and the Stable Value Fund mentioned above.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Investment in Mutual Funds—Investments mutual funds are stated at fair value using the closing market price on the last business day of each period presented.

Investment in Common Stock—Investments in shares of Leidos Holdings, Inc. common stock which is publicly traded on the New York Stock Exchange, is recorded at its publicly-traded quoted market price as of December 31, 2022 and 2021.

Investment in a Self-Directed Brokerage Fund—Investments in the self-directed brokerage fund are stated at fair value based on quoted market prices.

Investment in Separately Managed Account—A portfolio of individual securities, including short term securities and common stock, that is managed on the participant's behalf. Investments in separately managed accounts are stated at fair value based on quoted market prices.

Investment in Collective Trusts—Investments in collective trusts are stated at the net asset value (NAV), which is determined by the trustee using the fair value of the underlying investments.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan, but had not yet been paid as of December 31, 2022 and 2021.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Subsequent Events—The Plan has evaluated subsequent events through the date of this filing. Other than the events mentioned below, no other significant events were identified during the period.

Effective as of January 3, 2023, the Plan was amended and restated. The significant changes included merging the Dynetics Plans into the Plan and the modification of certain participant distribution provisions.

On January 10, 2023, approximately $560,457,000 of assets were transferred into the Plan from the former participants of the Dynetics Plans as a result of the acquisition of Dynetics by the Company on January 31, 2020. Funds were transferred in kind to the similar funds, where possible.

3.    FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1    Observable inputs such as quoted prices in active markets.

Level 2    Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly or quoted prices that are not active.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Level 3    Unobservable inputs in which there is little or no market data (e.g., discounted cash flow and other similar pricing models), which requires us to develop our own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value of the Master Trust as of December 31, 2022 and 2021:

	(Level 1)		Total
	2022	2021	2022	2021
	(in thousands)
Mutual funds	$804,786	$947,140	$804,786	$947,140
Common stock	679,857	602,338	679,857	602,338
Self-directed brokerage fund	17,770	—	17,770	—
Separately managed account(1)	404,084	638,626	404,084	638,626
Total assets in the fair value hierarchy	$1,906,497	$2,188,104	$1,906,497	$2,188,104
Investments measured at NAV(1)(2)			6,594,104	7,836,556
Investments at fair value			$8,500,601	$10,024,660

(1)Certain amounts in the prior year have been reclassified to conform to the current year presentation.
(2)Investments measured at NAV per share or its equivalent are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. These investments, which represent the Master Trust’s investments in collective trusts, have no unfunded commitments, have a daily redemption frequency and do not have a redemption notice period.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2022 and 2021, there were no significant transfers in or out of levels 1, 2, or 3. The Plan did not have any Level 2 or Level 3 investments for the years ended December 31, 2022 and 2021.

4.    PLAN INTEREST IN MASTER TRUST

The Plan’s investments are included in the investments of the Leidos, Inc. Master Trust. Each participant in the retirement plan directs their investments into the funds within the Master Trust. The Plan’s record keeper maintains supporting records for the purpose of allocating net assets and net gains and losses of each of the investments of the Plans and to each participant’s account based on participant direction. The Master Trust also includes investment assets of the QTC Management, Inc. Retirement Savings Plan, Leidos BioMedical Research Capital Accumulation Plan and the Leidos BioMedical Research Employee Savings Plan.

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
The following table presents the investments of the Master Trust and the Plan's interest in the Master Trust, as of December 31, 2022 and 2021:

	Master Trust Balances		Plan’s Interest in Master Trust Balances
	2022	2021	2022	2021
	(in thousands)
Mutual funds	$804,786	$947,140	$781,076	$918,185
Leidos Holdings, Inc. common stock	679,857	602,338	679,857	602,338
Collective trusts(1)	6,594,104	7,836,556	6,154,601	7,320,606
Self-directed brokerage fund	17,770	—	17,414	—
Separately managed account(1)	404,084	638,626	386,809	611,693
Total investments at fair value	8,500,601	10,024,660	8,019,757	9,452,822
Stable value fund at contract value	631,038	559,710	582,851	513,617
Other receivables	—	282	—	—
Total investments	$9,131,639	$10,584,652	$8,602,608	$9,966,439

(1)Certain amounts in the prior year have been reclassified to conform to the current year presentation.

The following table represents the changes in net assets in the Master Trust for the year ended December 31, 2022 and 2021:

	2022	2021
	(in thousands)
Net (depreciation) appreciation in fair value of investments	$(1,602,017)	$1,055,713
Interest and dividend income	20,101	18,999
Total investment (loss) income	(1,581,916)	1,074,712

Net transfers into (out of) Master Trust	128,903	(108,859)

Master Trust net assets:
Beginning	10,584,652	9,618,799
Ending	$9,131,639	$10,584,652

During 2022 and 2021, the Plan received an allocation of 93.4% for both years, on the net investment income in the Master Trust. Investment income is allocated to each plan based on the plan’s specific interest attributed to the underlying assets of the Master Trust.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to Schedule H on Form 5500:

	2022	2021
	(in thousands)
Net assets available for benefits as reported in financial statements	$8,666,713	$10,029,028
Participant loans deemed distributed	(1,111)	(996)
Deemed loans repaid	77	116
Net assets available for benefits reported on Schedule H on Form 5500	$8,665,679	$10,028,148

LEIDOS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
The following is a reconciliation of changes in net assets available for benefits as reported in the financial statements to Schedule H on Form 5500:

	2022	2021
	(in thousands)
(Decrease) increase in net assets available for benefits per the financial statements	$(1,577,362)	$863,959
Net change in participant loans deemed distributed	(115)	(10)
Net change in deemed loans repaid	(39)	56
Net (loss) income per Schedule H on Form 5500	$(1,577,516)	$864,005

6.    RISKS AND UNCERTAINTIES

The Plan invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits. See Note 2 – Significant Accounting Policies.
*****

SUPPLEMENTAL SCHEDULE
LEIDOS, INC. RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2022 (in thousands)

     EIN: 95-3630868     Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.25%; maturities from January 2023 to October 2052	**	64,105
				$64,105

*    Indicates party-in-interest to the Plan.
**     Not applicable—participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leidos, Inc. Retirement Plans Committee as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS, INC. RETIREMENT PLAN

Date: June 28, 2023	/s/ J. Councill Leak
J. Councill Leak
Treasurer

Exhibit Index

Exhibit No.
23.1        Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-138095, 333-153360, 333-169693, No. 333-218435, and Post-Effective Amendment No. 1 to Registration Statement No. 333-138095 on Forms S-8 of Leidos Holdings, Inc. of our report dated June 28, 2023, relating to our audit of the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of Leidos, Inc. Retirement Plan for the year ended December 31, 2022.

/s/ Elliott Davis, LLC

Augusta, Georgia
June 28, 2023